Filed by Concho Resources Inc.

(Commission File No. 001-33615)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: RSP Permian, Inc.

(Commission File No. 001-36264)

1Q18 Earnings Call
MAY 2, 2018

CONCHO
1Q18 Earnings Call
May 2, 2018

The following is a transcript of an investor presentation that was given by Concho Resources Inc. on May 2, 2018.

CORPORATE PARTICIPANTS

Timothy A. Leach *Concho Resources Inc. - Chairman of the Board & CEO*
Jack F. Harper *Concho Resources Inc. - President & CFO*
William C. Giraud *Concho Resources Inc. – Executive Vice President*
Megan P. Hays *Concho Resources Inc. - VP of IR & Public Affairs*

CONFERENCE CALL PARTICIPANTS

Arun Jayaram *JP Morgan, E&P Equity Research – Executive Director*
Brian Singer *Goldman Sachs & Co. LLC – Exploration & Production, Equity Analyst*
David Adam Deckelbaum *KeyBanc Capital Markets Inc., Research Division - Director and Equity Research Analyst*
Derrick Lee Whitfield *Stifel Financial Corp. - MD and Senior Analyst*
Doug Leggate *Bank of America Merrill Lynch – Research Analyst*
Drew Venker *Morgan Stanley – Equity Analyst*
Jeffrey Leon Campbell *Tuohy Brothers Investment Research, Inc. - Senior Analyst of Exploration and Production, and Oil Services*
John Christopher Freeman *Raymond James & Associates, Inc., Research Division - Research Analyst*
Joshua Ian Silverstein *Wolfe Research, LLC - Director and Senior Analyst of SMID Cap Exploration & Production*
Michael Anthony Hall *Heikkinen Energy Advisors, LLC - Partner and Senior Exploration and Production Research Analyst*
Michael Dugan Kelly *Seaport Global Securities LLC, Research Division - MD and Head of Exploration & Production Research*
Neal David Dingmann *SunTrust Robinson Humphrey, Inc., Research Division - MD*
Richard Merlin Tullis *Capital One Securities, Inc., Research Division - Senior Analyst of Oil and Gas Exploration and Production*

PREPARED REMARKS

Operator
Good day, ladies and gentlemen, and welcome to the Concho Resources First Quarter 2018 Earnings Conference Call. At this time, all participants are in a listen only mode. Later, we will conduct the question-and-answer session, and instructions will be given at that time. If anyone is to require assistance during today's conference, please press the star then zero key on your touch tone telephone to reach an operator. As a reminder, this conference call is being recorded. I would now like to turn the conference over to Megan Hays. Ms. Hays, you may begin.

Megan P. Hays ***Concho Resources Inc. - VP of IR & Public Affairs***
Thank you. Good morning, and welcome to Concho's first-quarter 2018 earnings call. I'm joined today in Midland by Tim Leach, Chairman and CEO, Jack Harper, President and CFO, Will Giraud, Executive Vice President, and members of the Concho senior management team. Our earnings release and corporate presentation are available on our website, and we plan to file our Quarterly Report on Form 10-Q today after market close. Please note that our call today is neither an offering of securities nor solicitation of a proxy vote in connection with our announced transaction with RSP. The information discussed today is qualified in its entirety by the registration statement and preliminary joint proxy statement that Concho and RSP have filed with the SEC in connection with our proposed transaction. The information in the preliminary joint proxy statement is not complete and may be changed. The definitive joint proxy statement will be

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sent to the stockholders of both Concho and RSP. The shareholders of Concho and RSP are urged to read the registration statement, the preliminary joint proxy statement and the definitive joint proxy statement when it becomes available because they contain important information about the proposed transaction between Concho and RSP. Additionally, please note that we will make forward-looking statements this morning that reflect our current views related to our future financial performance, future events and industry and market conditions and forward-looking statements related to the proposed transaction, including the expected financial projections, synergies, financing and the timing for the completion of the transaction. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from what may be indicated in those statements. We strongly encourage you to review the information in the reports we file with the SEC regarding specific risks and uncertainties, in particular those that are described in the Risk Factor section of our most recently filed annual report on Form 10-K and the cautionary statement disclosures in our quarterly report on Form 10-Q and in our earnings release. Also, some of our comments may reference non-GAAP financial metrics. Forward-looking statement and other disclaimers as well as reconciliations to the nearest corresponding GAAP metrics are in our earnings release and corporate presentation available on our website. Today, Tim will lead off, followed by Jack, and then we'll be happy to take some questions. Please limit yourself to one question and one follow-up. As a reminder, the purpose of today's call is to discuss our first quarter, and we ask that you keep your questions focused on those results. Thank you. Now let me turn the call over to Tim.

Timothy A. Leach ***Concho Resources Inc. - Chairman of the Board & CEO***
Thanks, Megan…good morning. First quarter results build upon our solid performance in 2017 and demonstrate our ability to deliver significant organic growth and strong financial performance. From operational, financial and asset-building perspectives, I can't recall a more important quarter in Concho history. We achieved record production of 228 thousand BOEs per day, which exceeded the high end of our guidance range. Oil volumes increased by 14 thousand barrels a day from the fourth quarter of 17. This represents record quarter-over-quarter oil growth. The momentum and performance of our portfolio makes us comfortable with the high end of our full-year guidance range. We had an active quarter blocking up core acreage and increasing working interest through trades. We executed five trades, including the swap with a large integrated company that we discussed on last quarter's call. We also sold non-core leasehold that was not strategic to our development plans. And the biggest transaction to date is our pending acquisition of RSP Permian. RSP is a compelling opportunity for our Company – it will reinforce Concho's leadership position and strengthen our platform for delivering growth and returns. Upon closing, which we expect in the third quarter, Concho will run the largest drilling program in the Permian. Increased scale, combined with our execution strength, will drive significant efficiencies across a broader portfolio. But scale isn't static. With large amounts of capital heading for the Permian, we believe there's a great deal of industrial logic for acquiring the best assets today. As a result of this transaction, Concho will be a stronger company, better positioned for continued growth and value creation in this competitive operating environment. As we said when we announced the transaction, consolidating RSP is consistent with our core strategy. Over the past decade, we've emphasized the importance of our team, assets, returns and balance sheet. And that's evident in how we've invested our capital and the strategic, diversified position we've built in the Permian. I believe the combination of two great companies – Concho and RSP – will improve the overall execution of our strategy, as we continue high grading our portfolio and capital allocation. And the efforts of the combined teams applied to our assets should drive meaningful enhancement of shareholder value. Together, our portfolios are a natural fit – with contiguous and highly complementary acreage. The addition of RSP will expand our position to approximately 640,000 net acres. And it will provide us with 2.2 billion barrels of additional resource potential, of which more than two-thirds is premium resource. By

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folding RSP's premium position and resource into our development machine, we expect to unlock significant value for all shareholders. We see opportunities to create more than $2 billion dollars in present value through large-scale, long-lateral development and corporate-level savings as a result of the transaction. I want to focus on the value-creating opportunities driven by large-scale development. We believe this type of development is important to maximize recoveries, drive economies of scale and deliver attractive, economic returns predictably and consistently over the long-term. Upon closing, we will direct capital to manufacturing-style projects and utilize shared infrastructure across the combined acreage position. We believe our development approach will require less capital, increase recoveries, shorten the payout period and improve the rate of return and NPV per drilling unit. As we demonstrate on page 16 in the investor slides, long-lateral project development increases the NPV per drilling unit by approximately 45% - assuming 8 wells per section in a single zone. We believe this is repeatable over a large scale – across RSP's portfolio – and creates a lot of value. It exceeds anything we've talked about, and that's why we're so excited about this transaction. And, an additional benefit of this combination is smoother, more predictable growth. We'll spread this over a bigger base with a stronger financial foundation. This is what drives consolidation – it makes a big difference in what scale, a strong balance sheet and an operational machine can do to maximize the impact of every dollar we invest. Since announcing the transaction, we've spent a great deal of time planning and organizing our integration efforts so that we'll be in a position to hit the ground running with a team and growth platform nearly unmatched across our sector. 2018 is off to a great start as we run our play: delivering results and building for the future. Our portfolio management is reinforcing our competitiveness, and affording us a real opportunity to redefine the E&P business model, and we're well positioned to capitalize on this opportunity. Now, Jack will discuss the quarter in more detail.

Jack F. Harper ***Concho Resources Inc. – President and Chief Financial Officer***
Thank you, Tim. By nearly any metric, Concho has never been stronger, which is reflected in our results for the first quarter. Production of 228 thousand BOEs per day exceeded the high end of our guidance range and represented 8% growth over the previous quarter. And, as Tim mentioned, we also delivered solid oil growth. Oil volumes averaged 144 thousand barrels per day, an 11% increase from the fourth quarter of '17. We continue to hold the line on controllable cash costs. Slight increases in per-unit LOE and cash G&A over the previous quarter were partially offset by a decrease in interest expense. In the first quarter, adjusted net income per share was a dollar, and we generated $570 million of EBITDAX. Drilling and completion capital for the first quarter was approximately $450 million. For ten out of the last 11 quarters, we've comfortably funded the capital program inside of operating cash flow and have generated more than half a billion dollars in free cash flow. A disciplined capital program, non-core asset sales and a cash distribution from our equity investment in Oryx were the primary drivers behind the $320 million dollar reduction in total debt during the first quarter. In the past, we've discussed moving the leverage goal posts from 1.5-to-2 times down to 1-to-1.5 times debt-to-EBITDAX. Not only have we moved the goal posts lower, but our leverage ratio of 1.2-times at March 31 is at the low end of this new range. Returning to Oryx for a moment – over the past decade, we've made strategic investments in infrastructure. These investments are intended to protect our upstream business by ensuring operational continuity and maximizing efficiency. Today, more than 85% of our oil is on pipe. This is another example of our scale advantage. Aggregating our barrels and transporting them on regional gathering systems with multiple offtake points provides significant flexibility for long-haul takeaway and into regional refineries. And we mitigate the financial risk of the Midland-Cushing differential with basis hedges. We have a substantial portion of our standalone oil volumes hedged through 2020. The regional oil systems that we've invested in, such as ACC in the Northern Delaware and Oryx in the Southern Delaware, have the added benefit of generating high-quality returns for our shareholders. During the first quarter,

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the Oryx team received an $800 million dollar term loan, the proceeds from which were used to fund a cash distribution to its equity holders. We received $157 million in cash due to our equity investment in Oryx, which represents a 3.5-times return on our invested capital, and we retain our roughly 24% ownership stake. Turning to our operational results – our teams delivered an outstanding quarter. During the quarter, we set new records in the Delaware Basin and continued to advance large-scale projects across the portfolio. In the Northern Delaware Basin, we added 12 wells with record 30-day performance. Ten out of the 12 wells were extended laterals, which drove a record average lateral length of approximately 8,500 feet. That’s 2,000 feet longer than the previous record set by the team. And, we advanced our efforts in the lower 2nd Bone Spring formation in Eddy County with two successful wells. The Craig Federal and the Road Runner Federal each produced at an average 30-day peak rate of approximately 2,500 BOEs, of which 74% was oil. Importantly, these wells were part of a stacked development pattern in the 2nd Bone Spring, which included our traditional target and the lower landing 500 feet below. In the Southern Delaware Basin, we’re constantly fine tuning our lateral placement and completion design to enhance returns. During the first quarter, we added 21 wells. These wells set a record for performance with a 30-day peak rate of about 2,200 BOEs from an average lateral length of 9,200 feet. We added 20 wells in the Midland Basin in the first quarter. Notably all 20 wells were part of multi-well projects, which reflects our focus on large-scale, multi-zone development. Last quarter we highlighted early results from the Mabee Ranch project in the Northern Midland Basin. This project includes 13 wells drilled to an average lateral length of 2-miles within one half-section. During the first quarter, the project averaged 30-day and 60-day rates of approximately 15 thousand and 14 thousand BOE, respectively. For the second quarter we expect production volumes to average 226 to 230 thousand BOEs per day. We currently have 20 rigs running. 13 of these rigs are working on large-scale projects; and four of out of our six frac crews are working on these types of projects. As we’ve discussed in the past, large-scale project development will drive the quarterly production growth trajectory. And with a great start to the year we’ve raised our full-year 2018 production outlook. We also updated our full-year outlook for crude oil price realizations. The new range reflects pricing deductions, but does not include the Midland-Cushing differential as it has moved around quite a bit lately. And – as I mentioned earlier – while our barrels are priced off of Midland, we have basis swaps covering a substantial portion of our oil production through 2020. Before I turn it over to Q&A, I want to thank our team. We’ve accomplished a lot in 2018, and we’re only one quarter in. Together, we’re building a strong company and cultivating competitive advantages – execution strength, scale and a strong financial position – to drive returns and differentiated performance over the long term. With that, I’ll turn it over to the operator. QUESTIONS AND ANSWERS Operator Thank you. Ladies and gentleman at this time if you have a question please press the star followed by the number one key on your touch tone telephone. If you question has been answered or you wish to remove yourself from the queue, please press the pound key. To prevent any background noise, please place your line on mute once your question has been stated. Our first question comes from the line of Arun Jayaram JP Morgan, E&P Equity Research – Executive Director Good morning. Tim, you went through really the industrial logic for the RSP merger. The one question I wanted to ask you is a little bit about – there’s been a decent amount of focus on the per-acre valuation that you paid for RSP. Just wondering if you think that per-acre kind of valuation metric is relevant and just what your thoughts are on the overall valuation of the transaction and just general confidence in the synergies.

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Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO
Yeah. Well, I hope I expressed a lot of confidence in the synergies. And we talked about the combination and how we felt about it last quarter, where you put two really good companies together that have two premier sets of assets. So, the allocation to the acreage value was just that and we feel really good about it. And I think we’re going to create a whole lot of value.
Arun Jayaram JP Morgan, E&P Equity Research – Executive Director Fair enough. Just shifting gears a little bit, I was wondering about some of the key learnings from the Mabee Ranch development. I think you did 13 wells, 4 Middle Spraberry, 4 Lower Spraberry, 1 Wolfcamp B and 2 Wolfcamp As. And I know you had some fiber down. I was wondering if you could give us some of the key learnings from that key development project. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO One of the things is our Midland Basin asset team is really doing a great job and knocking the cover off the ball. I think almost every well we drill we learn something and the fiber optics project was a real breakthrough for us. We’ve learned lots of things about how the rocks frac, how they produce, how our completions work. So, I think that’s something that will continue in other areas and what we learn there will spread to other parts of our asset portfolio. Arun Jayaram JP Morgan, E&P Equity Research – Executive Director All right. Thanks a lot, Tim. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO All right. Thank you. Operator Thank you. Our next question comes from John Freeman of Raymond James. Your line is now open. John Christopher Freeman Raymond James & Associates, Inc., Research Division—Research Analyst Good morning, guys. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Hey, John. John Christopher Freeman Raymond James & Associates, Inc., Research Division—Research Analyst Hey. The first question I had, you have always valued maintaining flexibility with the service providers versus lock in longer-term contracts. And obviously, your scale has allowed that to be a very successful model. Jack, when you were talking about sort of the midstream at the moment, you mentioned the word flexibility when talking about that as well. So, I’m just curious if we should sort of think longer term that the way you all sort of view firm transport is kind of similarly to how you all viewed kind of services. Just that scale and the flexibility is sort of more important. Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Yeah. We mentioned in the prepared remarks the two regional gathering systems that we’ve invested in and I think those show an evolution in our strategy. And I think, from here, it will continue to evolve, but we’re sure glad we did that. They gave us a lot of optionality, as I said, for

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multiple offtake points and we’re happy with what we have there and don’t feel that we’re disadvantaged compared to anybody else in the basin right now.
John Christopher Freeman Raymond James & Associates, Inc., Research Division—Research Analyst
Great. And then, my one follow-up question, all three areas, the Northern and Southern Delaware and the Midland, all of them not only did you have record results in the Delaware, but all three areas got meaningfully oilier with the wells that you all were bringing online, especially the Northern Delaware and I’m just curious if there is anything in particular you could point to that drove that.
Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Well, it’s well mix and the landings. We had a great quarter, especially out of the Southern Delaware and Midland Basins, which tend to be a little bit oilier, but it just has to do with well mix and making good wells. John Christopher Freeman Raymond James & Associates, Inc., Research Division—Research Analyst It was a great quarter, guys. Thanks a lot. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Thank you, John. Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Thank you. Operator Thank you. Our next question comes from Michael Hall of Heikkinen Energy Advisors. Your line is now open. Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst
Thanks. Good morning and I’ll echo Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Yeah. We have assurance that we’re partner with the largest transporters out of the basin. And so, we have a mutually beneficial relationship with them. Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst Okay. Fair enough. And then, as we think about the updated guidance, just curious, you left the oil growth guidance in place. You had a really strong quarter as it relates to oil volumes. What would you need to see to take that higher from here and kind of what are some of the key projects this year that will be influencing that in the context of the project timing commentary that you made? Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer

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May 2, 2018
Sure. The year is off to a great start. And as we signaled with our change in guidance, we’re confident in the upper-end of our original production range and I think that’s where you want to start the year and we have a lot of months left in the year.
Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst
Okay. Are there any key projects over the course of the year that we ought to keep our eyes on, I guess, as it relates to influencing performance for the rest of the year? Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer I don’t think any particular project is worth focusing on. I would just focus on the continued move to this large-scale development where we have two-thirds of our capital being spent on that type of project. And I think if you look at our results over the last several quarters, as we’ve made that transition, the results have been very strong. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO And when we close the RSP transaction, it will be a natural time for us to give you more insight to the rest of the year. Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Thank you. Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Thank you. Operator Thank you. Our next question comes from Mike Kelly of Seaport Global Securities. Your line is now open. Michael Dugan Kelly Seaport Global Securities LLC, Research Division—MD and Head of Exploration & Production Research Hey, guys. Good morning. I was hoping you could give us a sense maybe for what’s on the docket on the asset swap and non-core monetization front. And I guess I’m really curious if the effort accelerates really on kind of both fronts there, post the RSP deal closing. Thanks. Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Sure. Hey, Mike. Yeah, if you look at the last few years, we’ve increased our activity in swaps and sales and, in general, just active portfolio management and that’s here to stay. So, yes, the integration of RSP will enhance our already strong hand. And so, I would expect to see more of that as we go. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Yeah. And I think that’s enhanced by the additional assets we’ll have. We have more cards to play and at the same time, we demonstrated how important it is to drill long-laterals and have high ownership. So, trading to make that happen is even more important than it has been in the past.

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Michael Dugan Kelly *Seaport Global Securities LLC, Research Division - MD and Head of Exploration & Production Research*
Yeah. Great. And then, on the long-lateral front, the 30% jump we saw sequentially in the lateral lengths in Northern Delaware in particular, just curious if that's what we could expect out of you guys going forward or is that kind of more one-time in nature for Q1. Thanks.

Jack F. Harper *Concho Resources Inc. – President and Chief Financial Officer*
Sure. We see the annual average on that team averaging a little below where it was in the first quarter, but I think it's indicative of what Tim just mentioned that asset swaps and trades, where we can increase that lateral length, is something we're very focused on. And just a few years ago, all the wells were 1-mile wells in the Northern Delaware. So, we've made some pretty big strides and we'll keep trying in that regard.

Michael Dugan Kelly *Seaport Global Securities LLC, Research Division - MD and Head of Exploration & Production Research*
Thanks, guys. Great quarter.

Jack F. Harper *Concho Resources Inc. – President and Chief Financial Officer*
Thank you.

Operator
Thank you. Our next question comes from Drew Venker of Morgan Stanley. Your line is now open.

Drew Venker *Morgan Stanley – Equity Analyst*
Good morning, everyone. In your prepared remarks, Tim, you mentioned that you've lowered that leverage target range already and you're already in the lower half of that range. On our numbers, you get to be at the very low-end, 1 times, by the end of this year. And you're talking about generating free cash flow on a mid-$50 oil price. So, just thinking ahead to next year and maybe you can talk about whether there's a potential leverage target to move down further. And maybe I'm missing something with the RSP merger pending, but is there the potential for some other use of free cash flow beyond that 1 times leverage target?

Timothy A. Leach *Concho Resources Inc. - Chairman of the Board & CEO*
I think that leverage range that we give is more upper-end and where we start to feel uncomfortable that you have too much leverage. So, if we dip below the bottom-end of the range, I think I would expect that would just be a natural thing as the company strengthens. And then, your question about, well, okay then, what do you do with excess cash flow, that's something we're daily talking to our shareholders about, our board about and I think that is the – when I refer to a new business model in our industry, I think it's the model where you can grow, you can achieve high growth and achieve high free cash flow all at the same time. And I think that's where we're steering the ship.

Drew Venker *Morgan Stanley – Equity Analyst*
Thanks for that, Tim. I guess there's a lot of moving parts to it, the RSP merger pending, but I think the potential for return of cash or just use of free cash flow is on a lot of investors' minds. Can you work those two processes concurrently or is there just a lot of potential variables that are hard to predict with that merger where you might want to wait before making a firm decision on use of free cash?

Timothy A. Leach *Concho Resources Inc. - Chairman of the Board & CEO*

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I just think the RSP deal accelerates and strengthens the company. So, anything that we would be able to do in regard as you're talking about is accelerated. We're running a great business that only gets stronger over time and we have all the options laid out in front of us. And we're going to be in a position to guide this to the maximum value creation for our shareholders.

Drew Venker *Morgan Stanley – Equity Analyst*
Thanks, Tim.

Timothy A. Leach *Concho Resources Inc. - Chairman of the Board & CEO*
Thank you.

Operator
Thank you. Our next question comes from Neal Dingmann of SunTrust. Your line is now open.

Neal David Dingmann *SunTrust Robinson Humphrey, Inc., Research Division - MD*
Good morning. Tim for you or Jack, you've obviously had some very successful wells, I should say lower 2nd Bone Spring wells in that Eddy and Northern Del, kind of on the plan or cadence going forward now, I forget how many more now have you accelerated, maybe the type – the amount of the 2nd Bone you'll drill now versus some of the Wolfcamp and others, given the success that you've seen.

Timothy A. Leach *Concho Resources Inc. - Chairman of the Board & CEO*
Let me start with that and then turn over to Will to talk about in more detail maybe. But that's what's great about the Permian is that there's always new zones to talk about. In both the Delaware and the Midland Basin, there's new things going on all the time and it's what makes the way we're positioned with the acreage we have so valuable. And, you want to address this?

William C. Giraud *Concho Resources Inc. – Executive Vice President*
Sure. No. I think we're excited by what we've seen out of the 2nd Bone. I mean a couple quarters ago, I think we highlighted some stack wells that we were doing in the 2nd Bone over in Lea County and then, this quarter, we're highlighting the work we're doing drilling multiple targets over in Eddy County and then, also I think you've seen some of our peers report some pretty eye-popping results over in Lea County as well. So, just very excited about what we got there and excited to continue to work multi-zone development of this big pad projects.

Neal David Dingmann *SunTrust Robinson Humphrey, Inc., Research Division - MD*
Great. And then, just on takeaway, I mean you guys have some great things going on with Oryx and, I think, ACC and some of these others, noticed this morning looked like there was another diff blowout because of this Delek refinery going down. So, I'm just wondering what options or optionality you have as different things like this is just, I guess, Tim, is the question will you continue to partner with some of these as your production continues to materially grow or what's the easiest way to plan for this optionality?

Timothy A. Leach *Concho Resources Inc. - Chairman of the Board & CEO*
Yeah. When you look at our company and the amount of new oil we're going to be bringing on every year, it puts us in a position where we're a great partner for any of these long-haul pipes. But the earlier question about our philosophy, our philosophy hasn't changed that flexibility is very important to us. And when you look at the new pipelines that are coming on, most of them are headed to Corpus Christi. And I think the flexibility that we're trying to preserve is whether we go to Cushing, Houston, Corpus, all that changes from time to time and it has served us well

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1Q18 Earnings Call May 2, 2018 over the last decade or so, being able to move in different directions and move quickly. So, I think we’re going to work to try to preserve that. Neal David Dingmann SunTrust Robinson Humphrey, Inc., Research Division—MD Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Right. Thank you. Operator Thank you. And our next question comes from Josh Silverstein of Wolfe Research. Your line is now open. Joshua Ian Silverstein Wolfe Research, LLC—Director and Senior Analyst of SMID Cap Exploration & Production Yeah. Thanks. Good morning, guys. You kind of talked about moving from the 2 to 4 well pads to 8 to 10, but you guys are testing upwards of 20 wells at one of these pads. Can you talk about maybe what the sweet spot maybe? Is it 8 to 10? Does 20 make sense just for cash sources and uses? Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Well, I mean when you talk about pads, it’s a little bit more complicated than that. I think it’s better to think about it as a project, a drilling project. Sometimes we’ll have four actual pads on the same project just so we can have rigs working at the same time. So, we’ve been talking in terms mainly of half section development. And we will have up to five landing zones in some of these areas. And if you’re going eight across on a section, so that’s four wells and each landing times five. So, in a drilling project, you may have 20 wells in a half section, but then when we go to full section development, it’s twice that. So, I think the answer to your question is these kind of drilling projects are going to grow in wells and the project over time and grow dramatically and that drives a lot of value creation as you can see on that slide 16. Joshua Ian Silverstein Wolfe Research, LLC—Director and Senior Analyst of SMID Cap Exploration & Production Great. Thanks for that. And, Tim, just given your comments as far as how RSP gets integrated, it’s really no shift in capital just how it gets deployed across their acreage. I was curious if this changes the growth profile of what RSP was laying out before kind of the 30%-plus rate for the next couple of years. Does that change at all from how you guys are looking to put the capital to work on that asset? Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Well, Josh, this is Jack. As we integrate those assets after close, we’ll work quickly to form our first budget with those assets and we’ll give some guidance for the rest of this year at that time, but – so, hard to say. All I can say is that we think it’s very additive to what we have and we’re excited about putting together a budget with both great asset bases put together. Joshua Ian Silverstein Wolfe Research, LLC—Director and Senior Analyst of SMID Cap Exploration & Production
Great. Thanks, guys.

1Q18 Earnings Call May 2, 2018 Operator Thank you. Our next question comes from Derrick Whitfield of Stifel. Your line is now open. Derrick Lee Whitfield Stifel Financial Corp.—MD and Senior Analyst Good morning all, and congrats on a strong start to 2018. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Thank you. Derrick Lee Whitfield Stifel Financial Corp.—MD and Senior Analyst Regarding the new lower 2nd Bone Spring formation in Eddy, how would you characterize the interval from a lithology and resource perspective? William C. Giraud Concho Resources Inc. – Executive Vice President I don’t know that we’re going to get into that level of detail on the call here. But clearly, it’s a very thick interval and so we’ve continued to test different ways from these pad projects to go after it. Derrick Lee Whitfield Stifel Financial Corp.—MD and Senior Analyst And perhaps could you comment on the horizontal separation relative to the existing uphole wells? William C. Giraud Concho Resources Inc. – Executive Vice President I think the spacing there was about 500-feet between the two different landings in the 2nd Bone. Derrick Lee Whitfield Stifel Financial Corp.—MD and Senior Analyst Both vertically and horizontally? William C. Giraud Concho Resources Inc. – Executive Vice President They were stacked. So, it’s vertical. Derrick Lee Whitfield Stifel Financial Corp.—MD and Senior Analyst Got it. All right. And then, referencing page 16 of your PowerPoint, could you comment directionally on how much of the NPV uplift is due to minimizing downtime and parent-child performance issues? Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Yeah. There is a multiple number of factors there. It’s the cost driven by drilling time. It’s the speed. And so, there is a lot of factors that go in there and, also, as you mentioned, the lack of creating child well. So, all of those things factor into a much better economic return. Derrick Lee Whitfield Stifel Financial Corp.—MD and Senior Analyst Got it. Thanks. That’s all for me, guys. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Thank you. Operator Thank you. Our next question comes from Doug Leggate with Bank of America Merrill Lynch. Your line is now open. Doug Leggate Bank of America Merrill Lynch – Research Analyst

1Q18 Earnings Call May 2, 2018 Thanks. Tim, good morning. Yeah, I wonder if I could go back to one of the earlier questions, the technology downhole issues. I mean it seems to us at least that – and I guess this kind of related to the Eddy County wells as well. It seems that you might be going through a little bit of an evolution on things like landing, overall well efficiency and so on. Am I reading too much into that or are we likely to see that the quality or the rates of change of your well results is on a steady sort of upward growth trajectory as a result of some of these efforts? I’m just wondering if there’s a subtlety there that we’re all kind of overlooking. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO I don’t think it’s that subtle. Doug Leggate Bank of America Merrill Lynch – Research Analyst Yeah, for sure. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Yeah. We’ve been talking every quarter about – you always get asked what inning are you in? What inning are you in or were we in early innings? And I think because we’re in the early innings, performance is getting better all the time. And we are learning a lot as we collect more data. And so, I think we have a great property set. So, we’re feeding in that regard because of our property set and our technology, but the entire industry is getting better. And it’s very encouraging and I don’t think of it as a step-change. I just think of it as steady progress. Doug Leggate Bank of America Merrill Lynch – Research Analyst Okay. I guess we’ll keep watching as it’s obviously – I guess most folks are kind of in the hold steady type of mood when they’re looking at the model as opposed to looking at an upward trajectory. So, any guidance here would be appreciated. My follow-up is really a mixed question. I’m just wondering if you could speak a little bit to how you see the oil-gas cut evolving. It seems that in the guide at least that the gas cut is coming up a little bit. So, just curious if there’s anything meaningful changing there or if it’s just timing issues and I’ll leave it there. Thank you. Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Well, we still expect our oil growth to outpace the overall growth. And so, that has not changed. It’s influenced from quarter-to-quarter depending on the timing of projects in the mix, but you saw it tick up this quarter and we’ll let the rest of the quarters play out. Doug Leggate Bank of America Merrill Lynch – Research Analyst All right. Thanks, guys. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Thank you. Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Thank you. Operator Thank you. Our next question comes from Jeffrey Campbell of Tuohy Brothers. Your line is now open.

1Q18 Earnings Call May 2, 2018 Jeffrey Leon Campbell Tuohy Brothers Investment Research, Inc.—Senior Analyst of Exploration and Production, and Oil Services Good morning and I’ll add my congratulations as well. Operationally, one thing that really stuck out to me this quarter was the shallow declines from the 30 to 60-day rates, particularly since they are high oil cut wells that were used to slow declines as long-laterals unload, but this looks different. Is there a flow-back management effect in place here or could we be seeing some additional upside from the multi-zone completion in the behavior of these wells? Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO I think it depends on what area you’re talking about for sure, but we talked about in past quarters of trying to optimize the value by sizing the surface locations, so that 24-hour rates and 30-day rates are not as meaningful as they used to be. But on the other hand, some of these zones build over time and don’t reach their peaks until they get out the 90-day time period. So, yeah, in some areas, the 60-day, 30-day are all very close. Jeffrey Leon Campbell Tuohy Brothers Investment Research, Inc.—Senior Analyst of Exploration and Production, and Oil Services And kind of in that if – there’s a follow-up to that, when I talked with you last night, the lower 2nd Bone Spring wells that were so outstanding those were actually completed in pair with upper 2nd Bone Spring wells. I guess one thing I’m wondering is with this well – do you think these wells would behave the same way if you just did one zone or do you think you’re getting some kind of uplift because you’re doing two at one time? William C. Giraud Concho Resources Inc. – Executive Vice President I just think we’re seeing good effective completions as we move into these larger scale project developments. So, it’s the combination of all these things we’re talking about, longer laterals, these larger projects and then also the zones that we’re targeting. Jeffrey Leon Campbell Tuohy Brothers Investment Research, Inc.—Senior Analyst of Exploration and Production, and Oil Services Okay. Yeah. That’s helpful. And second question, I noticed that you’re adding a rig in the New Mexico shelf which has traditionally been a good cash generator. I’m just wondering if you’re going to do anything differently operationally than the last time you drilled there. Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer No. The answer is no other than anything incremental we’ve learned in other areas that we can apply, but generally speaking, no. Jeffrey Leon Campbell Tuohy Brothers Investment Research, Inc.—Senior Analyst of Exploration and Production, and Oil Services Okay. That’s fine. Thank you. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Thanks. Jack F. Harper Concho Resources Inc. – President and Chief Financial Officer Thank you. Operator Thank you. Our next question comes from Richard Tullis of Capital One. Your line is now open.

CONCHO
1Q18 Earnings Call
May 2, 2018

Richard Merlin Tullis *Capital One Securities, Inc., Research Division - Senior Analyst of Oil and Gas Exploration and Production*
Hi. Thanks. Good morning. Tim or Jack, on the well cost front, have you been seeing much in the way of cost pressures in recent AFEs, now with oil in the mid-60s maybe on a lateral-foot basis?

Jack F. Harper *Concho Resources Inc. – President and Chief Financial Officer*
Hey, Richard. Yeah, the cost – clearly, when you move up in rig count as quickly as we have, there are pressures, however, right now, we have not seen anything outside of kind of what we had planned for as we put together the budget. So, there are pressures, but nothing that would cause us to change our outlook at this point.

Richard Merlin Tullis *Capital One Securities, Inc., Research Division - Senior Analyst of Oil and Gas Exploration and Production*
Okay, Jack. Thank you. And just lastly, Tim, when you look at the projected synergies and corporate savings related to the RSP transaction, just generally speaking, how quickly do you think you would begin to realize, say, the overall $2 billion in synergies? And I think it was around $60 million in corporate savings.

Timothy A. Leach *Concho Resources Inc. - Chairman of the Board & CEO*
Yeah. The corporate savings are kind of things that happen pretty quickly, but as far as operationally in capital budget, I think that'll be more apparent in the 2019 capital budget.

Richard Merlin Tullis *Capital One Securities, Inc., Research Division - Senior Analyst of Oil and Gas Exploration and Production*
All right. Well, that's all for me. Thanks. You had a great quarter.

Timothy A. Leach *Concho Resources Inc. - Chairman of the Board & CEO*
All right. Thank you. Thanks, Richard.

Jack F. Harper *Concho Resources Inc. - President & CFO*
Thank you.

Operator
Thank you. Our next question comes from David Deckelbaum of KeyBanc. Your line is now open.

David Adam Deckelbaum *KeyBanc Capital Markets Inc., Research Division - Director and Equity Research Analyst*
Morning, Tim and Jack. Thanks for taking my questions and nice job in the first quarter here.

Timothy A. Leach *Concho Resources Inc. - Chairman of the Board & CEO*
Thanks, David.

David Adam Deckelbaum *KeyBanc Capital Markets Inc., Research Division - Director and Equity Research Analyst*
I wanted to clarify a few things about slide 16 in the context of how you've discussed your 2018 program. I think you said this year that two-thirds of the activity will be on large projects, but sort of the large-scale projects that you illustrate on slide 16, that would be kind of a different model than what you might be doing this year.

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1Q18 Earnings Call May 2, 2018 Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO We have some projects that are doing exactly what is demonstrated on slide 16. I mean the main point of slide 16 is that that’s what we would propose doing on the RSP assets primarily and it speaks to the value creation when you do that. David Adam Deckelbaum KeyBanc Capital Markets Inc., Research Division—Director and Equity Research Analyst And the impact of moving from that small scale to large scale on that RSP acreage, what’s the difference in ultimately the sort of the spud-to-sales times? Jack F. Harper Concho Resources Inc.—President & CFO It’s compressed quite a bit, David, by using two rigs in the illustration we’ve shown here and that is a big driver of the PV uplift. David Adam Deckelbaum KeyBanc Capital Markets Inc., Research Division—Director and Equity Research Analyst Okay. I appreciate that. And then, I guess, theoretically, with what you’ve picked up now, is it still at the point now where – or what percentage of what has been acquired is now holistically ready for this large-scale development or how quickly can this be implemented? Jack F. Harper Concho Resources Inc.—President & CFO Well, of course, we still have a ways to go to make it to closing, But if you just look at their assets on the map, the great majority of their position sets up very well for this kind of development. David Adam Deckelbaum KeyBanc Capital Markets Inc., Research Division—Director and Equity Research Analyst Fair enough. Thanks, guys. Jack F. Harper Concho Resources Inc.—President & CFO Yeah. Thank you. Operator Thank you. Our next question comes from Michael Hall of Heikkinen Energy Advisors. Your line is now open. Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst Thanks for the follow-up. I was just curious if you would be willing to provide current well cost by region, maybe a standard – some sort of standard length basis. Jack F. Harper Concho Resources Inc.—President & CFO Oh, I’m not sure that’s a great use of time on this call, but is there one in particular that you’re thinking about, Michael? Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst I guess the Southern Del maybe specifically there. Let’s start there. Jack F. Harper Concho Resources Inc.—President & CFO

1Q18 Earnings Call May 2, 2018 Yeah. Well, like most of our areas, there are different lateral lengths and different zones that have different costs, but in the Southern Delaware, we have costs ranging from $8 million to $12 million depending on those factors I just mentioned. Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst Okay. I’ll follow-up for more details. Thanks. Operator Thank you. And our final question comes from Brian Singer of Goldman Sachs. Your line is now open. Brian Singer Goldman Sachs & Co. LLC – Exploration & Production, Equity Analyst Thank you. Good morning. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Good morning. Brian Singer Goldman Sachs & Co. LLC – Exploration & Production, Equity Analyst Apologies if this was already discussed, but could you add some greater color on the Upton County asset swap and specifically the benefits and the timing of achieving the more noticeable impact from the result of that swap? Jack F. Harper Concho Resources Inc.—President & CFO Sure. That swap is indicative of what we want to do in all of our areas. That one in particular is an area where we’ve operated for a long time. We were able to increase our working interest, which makes us much more interested in that area. So, what it will mean is we will be more likely to drill wells there sooner. Brian Singer Goldman Sachs & Co. LLC – Exploration & Production, Equity Analyst Got it. And can you talk about the ease of achieving that and then how implications for further potential asset swaps is both in the Midland and the Delaware Basin? Jack F. Harper Concho Resources Inc.—President & CFO That asset swap was a long time in the making. So, it took a while, but, again, very happy to have it. And our team is doing multiple asset swaps each month. And I think that is a real competitive advantage we have, because that is not easy work. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO I think it’s going to pick up speed, because the second swap with the same company is always easier than the first swap. Brian Singer Goldman Sachs & Co. LLC – Exploration & Production, Equity Analyst Great. Thank you very much. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO All right. Thank you. Jack F. Harper Concho Resources Inc.—President & CFO Thanks, Brian.

1Q18 Earnings Call May 2, 2018 Operator Thank you. And this concludes the question-and-answer session. I would like to turn the conference back over to Tim Leach for closing remarks. Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO Great. Well, thank you. We had a great audience this morning. It’s a great time to be in the Permian. And as you can tell from our comments, we’re very enthusiastic about our business and the trajectory that we’re on and we look forward to talking to you in future quarters. Thank you. Operator Ladies and gentlemen, thank you for your participation in today’s conference. This concludes today’s program. You may now disconnect. Everyone, have a great day. Concho Resources Inc. Concho Resources Inc. is an independent oil and natural gas company engaged in the acquisition, development, exploration and production of oil and natural gas properties. The Company’s operations are focused in the Permian Basin of Southeast New Mexico and West Texas. For more information, visit the Company’s website at www.concho.com. No Offer or Solicitation This communication relates to a proposed business combination transaction (the “Transaction”) between RSP Permian, Inc. (“RSP”) and Concho Resources Inc. (“Concho”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements and Cautionary Statements The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements contained in this communication specifically include statements, estimates, guidance and projections regarding the Company’s future financial position, operations, performance, business strategy, oil and natural gas reserves, drilling program, production, capital expenditure budget, liquidity and capital resources, the timing and success of specific projects, outcomes and effects of litigation, claims and disputes, derivative activities and sources of financing. The words “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “goal” or other similar expressions that convey the uncertainty of future events or outcomes are intended to identify forward-looking statements, which generally are not historical in nature. However, the absence of these words does not mean that the

1Q18 Earnings Call May 2, 2018 statements are not forward-looking. These statements are based on certain assumptions and analyses made by the Company based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance. Although the Company believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. The guidance capital program and outlook presented herein are subject to change by the Company without notice and the Company has no obligation to affirm or update such information, except as required by law. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include the risk factors discussed or referenced in the Company’s most recent Annual Report on Form 10-K; Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K; risks associated with the Company’s proposed merger with RSP, including increased expenses, management distraction from the Company’s business, declines in the market price of the Company’s common stock and failure to realize the expected benefits of the transaction; failure, difficulties and delays in meeting conditions required for closing set forth in the RSP merger agreement; risks associated with acquisitions, including liabilities associated with acquired properties or businesses and the ability to realize expected benefits; disruptions to, capacity constraints in or other limitations on the pipeline systems that deliver the Company’s oil, natural gas liquids and natural gas and other processing and transportation considerations; declines in, or the sustained depression of, the prices we receive for the Company’s oil and natural gas; risks related to the concentration of the Company’s operations in the Permian Basin of southeast New Mexico and west Texas; evolving cybersecurity risks, such as those involving unauthorized access, denial-of-service attacks, malicious software, data privacy breaches by employees, insiders or others with authorized access, cyber or phishing-attacks, ransomware, malware, social engineering, physical breaches or other actions; the costs and availability of equipment, resources, services and qualified personnel required to perform the Company’s drilling, completion and operating activities; drilling, completion and operating risks; environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination; the effects of government regulation, permitting and other legal requirements, including new legislation or regulation related to hydraulic fracturing, climate change, derivatives reform or the export of oil and natural gas; the impact of current and potential changes to federal or state tax rules and regulations, including the Tax Cuts and Jobs Act; potential financial losses or earnings reductions from the Company’s commodity price risk-management program; difficult and adverse conditions in the domestic and global capital and credit markets; the adequacy of the Company’s capital resources and liquidity including, but not limited to, access to additional borrowing capacity under the Company’s credit facility; the impact of potential changes in the Company’s credit ratings; uncertainties about the Company’s ability to successfully execute the Company’s business and financial plans and strategies; uncertainties about the estimated quantities of oil and natural gas reserves; uncertainties about the Company’s ability to replace reserves and economically develop the Company’s current

1Q18 Earnings Call May 2, 2018 1Q18 Earnings Call May 2, 2018 reserves; general economic and business conditions, either internationally or domestically; competition in the oil and natural gas industry; and uncertainty concerning the Company’s assumed or possible future results of operations; and other important factors that could cause actual results to differ materially from those projected. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional Information and Where to Find It In connection with the Transaction, Concho filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on April 20, 2018, that includes a preliminary joint proxy statement of RSP and Concho that also constitutes a preliminary prospectus of Concho. RSP and Concho will also file other documents with the SEC regarding the Transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be sent to the stockholders of Concho and RSP. This document is not a substitute for the registration statement and preliminary joint proxy statement/prospectus filed with the SEC, including any amendments thereto, or any other documents that Concho or RSP may file with the SEC or send to stockholders of Concho or RSP in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF RSP AND CONCHO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.
Investors and security holders are able to obtain free copies of the registration statement and the preliminary joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Concho or RSP, including the definitive joint proxy statement/prospectus when it becomes available, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by RSP will be made available free of charge on RSP’s website at www.rsppermian.com, under the heading “SEC Filings,” or by contacting RSP’s Investor Relations Department by phone at 214-252-2700. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s website at www.concho.com, under the heading “Investors,” or by contacting Concho’s Investor Relations Department by phone at 432-221-0477.

1Q18 Earnings Call May 2, 2018 Participants in Solicitation Concho, RSP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Concho’s common stock and RSP’s common stock in respect to the Transaction. Information regarding RSP’s directors and executive officers is contained in the Form 10-K/A filed with the SEC on April 30, 2018 and in the other documents filed after the date thereof by RSP with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing RSP’s website at www.rsppermian.com. Information regarding Concho’s executive officers and directors is contained in the proxy statement for Concho’s 2018 Annual Meeting of Stockholders filed with the SEC on April 5, 2018 and in the other documents filed after the date thereof by Concho with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Concho’s website at www.concho.com under the heading “Investors.” Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described above. INVESTOR RELATIONS Megan P. Hays Vice President of Investor Relations and Public Affairs 432.685.2533 Mary T. Starnes Investor Relations Manager 432.221.0477